SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

PLX Technology, Inc.
(Name of Subject Company)
PLX Technology, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities)

Arthur O. Whipple
 870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stephen J. Schrader, Esq.
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, California 94111

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2012, as amended by Amendment No. 1 thereto, filed with the SEC on June 1, 2012, Amendment No. 2 thereto, filed with the SEC on June 12, 2012, Amendment No. 3 thereto, filed with the SEC on June 19, 2012 and Amendment No. 4 thereto, filed with the SEC on July 11, 2012, Amendment No. 5 thereto, filed with the SEC on August 9, 2012, Amendment No. 6 thereto, filed with the SEC on August 27, 2012, Amendment No. 7 thereto, filed with the SEC on September 5, 2012 and Amendment No. 8 thereto, filed with the SEC on October 3, 2012  (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer by Pinewood Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares the common stock of PLX, par value $.001 per share (the “Shares”), in exchange for consideration, per Share, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of common stock of Parent (the “Parent Common Stock”), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s prospectus/offer to purchase, dated May 22, 2012, which is contained in the Registration Statement on Form S-4 filed by Parent with SEC on May 22, 2012 (as amended or supplemented from time to time, the “Prospectus”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 9 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 9 to the Schedule 14D-9.  Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 9.

Item 2.                                Identity and Background Of Filing Person.

•	The penultimate paragraph of “Item 2(d) – Identity and Background of Filing Person – Exchange Offer by Integrated Device Technology, Inc.” is hereby amended and restated as follows:

“The expiration of the Offer occurs at the end of the day on December 10, 2012 at 12:00 midnight, New York City time, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.”

Item 4.                                The Solicitation or Recommendation.

•	"Item 4(a)(2). The Solicitation or Recommendation – Background of the Transaction” is hereby amended and supplemented by adding the following sentence after the final paragraph:

"Consistent with the terms of the Merger Agreement, at the end of October 2012, the Offer was extended until January 31, 2013."

Item 8.                                Additional Information To Be Furnished.

•	The penultimate paragraph of section (1) – Antitrust Compliance of “Item 8(c). Additional Information To Be Furnished – Other Material Information” is hereby amended and restated as follows:

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“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and PLX filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 7, 2012. Effective June 5, 2012, following consultation with the FTC and PLX, Parent voluntarily withdrew its Premerger Notification and Report Form in connection with the purchase of Shares in the Offer and the Merger. Parent re-filed its Premerger Notification and Report form on June 6, 2012. On July 6, 2012, Parent and PLX each received a request for additional information from the FTC (the “Second Request”). This Second Request extends the waiting period applicable to the exchange offer under the HSR Act, which was set to expire on July 6, 2012 at 11:59 p.m., New York City time. The waiting period is extended until 11:59 p.m., New York City time, on the thirtieth day (or the next business day) after both Parent and PLX substantially comply with the Second Request, as specified by the HSR Act and the implementing rules, subject to extension by agreement among the parties.  In the third quarter of 2012, Parent and PLX signed a timing agreement with the FTC extending the post-compliance waiting period from thirty to forty-five days, which is subject to change by agreement among the parties.”

•	Section (8) - SEC Periodic Reports of “Item 8(c). Additional Information To Be Furnished – Other Material Information” is hereby amended to add the following:

" •	Form 10-Q for the quarter ended June 30, 2012, filed on August 8, 2012;

•	Form 10-Q for the quarter ended September 30, 2012, filed on November 9, 2012"

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

By:	/s/ Arthur O. Whipple
Name:	Arthur O. Whipple, Chief Financial Officer
Dated:	November 9, 2012

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